

June 22, 2015

Via E-Mail
Itamar Borochov
Chief Executive Officer
Cannabics Pharmaceuticals Inc.
#3 Bethesda Metro Center
Suite 700
Bethesda, MD 20814

> **Re:** **Cannabics Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Response dated May 27, 2015**
> **File No. 000-52403**

Dear Mr. Borochov:

We have reviewed your May 27, 2015 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2015 letter.

Form 10-K for the Fiscal Year Ended August 31, 2014

Item 1. Description of Business, page 1

Regulations, page 7

1. We note your response to comment 1 and the proposed revision. Please also confirm whether you will revise the references in the 10-K to your line of Cannabics SR products.

2. We note your response to comment 2 regarding the company's medical claims about its products and your explanation regarding FDA approval and we reissue the comment. We continue to note the references to your product Cannabics SR as "long-acting medical cannabis capsule … indicated initially as a palliative therapy for cancer patients" on page

2. We even note the reference to this as a "medical product" on page 9 of the Form 10-Q for the fiscal quarter ended February 28, 2015. Please reconcile and provide a more detailed discussion of the U.S. regulation of your proposed product in your amended Form 10-K. Please provide us with any proposed revisions.

3. We note your response to comment 3, including your assertions regarding the distinction between the licensing of your technology and products containing cannabis, and we partially reissue the comment. The filing and your website continue to represent that the company's "Cannabics SR" products contain medical cannabis and may be intended for sale in the U.S. (e.g., your website states that the company has filed a patent application with the U.S. Patent & Trademark Office for the medical cannabis capsule product). Please reconcile or further advise. Please also revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act as previously requested.

Item 8. Financial Statements and Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 5 – Intangible Assets, page F-12

4. It appears that you acquired the intangibles for a particular research and development project. Since you did not acquire these intangibles as part of a business combination, you must demonstrate that the intangibles have future uses other than the particular research and development project in order to treat them as assets, see FASB ASC 350-30-25-5. If you cannot demonstrate that the intangibles have alternate future uses (in other research and development projects or otherwise), the cost of the intangibles must be charged to expense in accordance with FASB ASC 730. Further, you stated Cannabics Inc. acquired control of Cannabics Pharmaceuticals Inc. on April 25, 2014 through a purchase of 20.5 million shares of your restricted stocks. Hence, Cannabics Inc. and Cannabics Pharmaceuticals Inc. are under common control and the transaction occurred in August 2014 could not have been accounted as fair value. Please advise or revise the financial statements as necessary.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 18

5. We note your response to comment 6 and we reissue the comment. Please clearly disclose the control person(s) of Cannabics Inc. in the filing.

Signatures, page 21

6.   We reissue comment 7. Please revise the filing to include the signature of your principal accounting officer or controller. Refer to General Instruction D(2)(a).

You may contact Julie Marlowe at (202) 551-5395 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/Craig H. Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining